Alison A. Haggerty +1 212 479 6596 ahaggerty@cooley.com	Via EDGAR

June 24, 2020

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Jeanne Bennett
Paul Fischer
Celeste M. Murphy
Kate Tillan

Re:	Renalytix AI plc

Draft Registration Statement on Form F-1

Filed May 15, 2020

CIK No. 0001811115

Ladies and Gentlemen:

On behalf of Renalytix AI plc (the “Company”), we are providing this letter in response to comments (the “Comments”) received from the staff of the U.S. Securities and Exchange Commission’s Division of Corporation Finance (the “Staff”) by letter dated June 11, 2020 with respect to the Company’s Draft Registration Statement on Form F-1, as confidentially submitted to the Staff on May 15, 2020. The Company is concurrently filing its Registration Statement on Form F-1 (the “Registration Statement”), which includes changes that reflect the responses to the Comments as well as certain other updates.

Set forth below are the Company’s responses to the Comments. The numbering of the paragraphs below corresponds to the numbering of the Comments, which for your convenience we have incorporated into this response letter in italics. Page references in the text of the Company’s responses correspond to the page numbers of the Registration Statement. Capitalized terms used in this letter but not otherwise defined in this letter have the meanings assigned to them in the Registration Statement.

DRS of Form F-1

Prospectus Summary

Overview, page 1

1. Please remove the characterization of your company as “commercial-stage” given that you have yet to commercialize any product candidates.

In response to the Staff’s Comment, the Company has revised the disclosure on pages 1, 16, 87, 100, F-7 and F-27 of the Registration Statement.

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June 24, 2020

2. Please revise to provide the sources for the statistic you cite in the following sentence concerning the amount of Medicare spending: “CKD affects approximately 37 million individuals in the United States, significantly impacting their quality of life and resulting in Medicare spending of over $120 billion per year.”

In response to the Staff’s Comment, the Company has revised the disclosure on pages 2, 87, 100 and 112 of the Registration Statement.

3. Please clarify here and throughout your prospectus, if your $12 billion initial launch market opportunity estimate is based on “patients 21 years of age or older with earlier stage DKD (Stages 1 through 3).” It appears your disclosure that DKD affecting approximately 12.6 million people, may be a more expansive number than the population planned for your initial commercial launch.

In response to the Staff’s Comment, the Company has revised the disclosure on pages 2 and 112 of the Registration Statement.

Implications of being an emerging growth company., page 9

4. Supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

In response to the Staff’s comment, the Company has made such written communications available to the Staff for review.

FractalDx spin-off, page 10

5. We note that you may spin off FractalDx in June, 2020. Please advise us if this spin-off will involve the distribution of shares, and if so, the consideration you gave to the registration requirements of the Securities Act of 1933, and the Exchange Act of 1934.

The Company acknowledges the Staff’s Comment and respectfully advises the Staff that Verici Dx Limited, a private limited company incorporated in England and Wales (“Verici Dx”), was incorporated in April 2020 as a wholly owned subsidiary of the Company for the purpose of conducting the spin-off transaction. In May 2020, the Company transferred the in-licensed FractalDx technology and associated assets to Verici Dx in exchange for $2 million, which was satisfied by the issuance of convertible notes of Verici Dx to the Company, which notes will be either repaid or converted into equity upon Verici Dx completing an offering and admission of its shares to trading on AIM, a market operated by the London Stock Exchange (or another recognized stock exchange) (the “Fundraising”). The Company currently anticipates that the Fundraising will occur later this calendar year or in early 2021. The spin-off is being conducted by way of a pro-rata dividend of ordinary shares of Verici Dx to all shareholders of the Company as of the record date for no consideration (the “Distribution in Specie”). Such shares will be held in trust and restricted from any sale or transfer until 365 days after the completion of the Fundraising or two years from the date the Distribution in Specie is declared, if a Fundraising is not otherwise completed by that time.

After careful consideration and advisement from management, the Company’s board of directors determined that the FractalDx technology and assets were distinct in several ways from the Company’s kidney disease diagnostic technology and business, which we refer to as the KidneyIntelX platform. As described in the Registration Statement, the Company is focused on enabling the prediction of progressive kidney function decline in chronic kidney disease (“CKD”); whereas, the FractalDx technology and assets are focused on diagnostics for patients who will undergo a kidney transplant. Earlier stage CKD and kidney

June 24, 2020

transplants are two distinct medical conditions that rely upon different technologies and clinician groups for treatment, resulting in two distinct markets for CKD and kidney transplant. Moreover, the Company anticipates that the KidneyIntelX platform will be commercialized in the near future. By contrast, the FractalDx technology and assets are in the development stage and, while promising, will require many years and the investment of additional financial resources to fully develop before being commercialized. In light of this analysis, the Company’s board of directors has determined that the spin-off transaction has the potential to provide significant strategic benefits, including the opportunity to secure separate financial and management resources for the FractalDx technology and assets, with the goal of enabling investors and management to focus on the distinct businesses thereby potentially accelerating the development of such products and the achievement of commercial milestones.

The Company expects that the spin-off transaction will be completed prior to the completion of the global offering. Immediately upon distribution of the ordinary shares of Verici Dx, such shares will be placed into trust and held for the benefit of the shareholders until such time as the Fundraising is complete and for 365 days thereafter. Until the expiration of such 365-day period, there will be no public or private market for the ordinary shares of Verici Dx and such shares will not be able to be sold or transferred. Directors of the Company will hold the equivalent of a “proxy” to vote the shares held in trust for the purpose of approving, and until such time as the completion of, the Fundraising. The shareholders of Verici Dx will have the same proportion of votes as they had in the Company and will own the same proportion of Verici Dx and the Company as they owned of the Company prior to the spin-off transaction. As a result, the voting and economic interests of the Company’s shareholders due the spin-off transaction will remain substantially unchanged. Moreover, the Company respectfully advises the Staff that its preliminary estimate of the fair market value of the FractalDx technology and assets of approximately $2 million represents an immaterial portion of the Company’s overall current valuation.

The Company further advises the Staff that the Registration Statement and related Testing-the-Waters materials describe the Company’s business as focused on the KidneyIntelX platform. The Registration Statement also clearly discloses the fact that the Company intends to complete the spin-off the FractalDx technology and assets prior to the listing of its shares on Nasdaq, and that any investment in the Company in connection with the offering would necessarily not include such technology and assets. Additionally, the Company has, in compliance with EU Market Abuse Regulation and AIM requirements, disclosed to its public shareholders in the United Kingdom the Company’s intention to spin-off the FractalDx technology and assets.

In Staff Legal Bulletin No. 4, dated September 16, 1997 (the “Staff Bulletin”), the Staff addresses concerns specific to spin-offs that would warrant registration under the Securities Act of 1933, as amended (the “Securities Act”) despite the basic policy that a dividend of securities generally does not constitute a “sale” within the meaning of Section 2(3) of the Securities Act because such dividend does not constitute a disposition “for value” within the meaning of that section. The Staff Bulletin states “a subsidiary must register a spin-off of shares under the Securities Act if the spin-off is a ‘sale’ of the securities by the parent.” The Staff Bulletin sets out five conditions under which a spin-off does not constitute a sale and no Securities Act registration is required. In particular, the Staff Bulletin states that in a spin-off a subsidiary does not have to register its shares under the Securities Act if the following five conditions are met.

•	the parent shareholders do not provide consideration for the spun-off shares;

•	the spin-off is pro-rata to the parent shareholders;

•	the parent provides adequate information about the spin-off and the subsidiary to its shareholders;

June 24, 2020

•	the parent has a valid business purpose for the spin-off; and

•	if the parent spins-off “restricted securities,” it has held those securities for at least two years.

The Company respectfully submits to the Staff that the planned spin-off transaction described above complies with the aforementioned requirements and does not require registration under the Securities Act.

No consideration for the spun-off shares

The Company expects to distribute ordinary shares of Verici Dx to the Company’s shareholders by way of a pro-rata share dividend for no consideration owed by the Company’s shareholders in respect of such shares received. The Company’s shareholders will not be transferring any value to the Company in exchange for the distribution and the spin-off will not fundamentally alter the nature of the investment of the Company’s shareholders, when comparing their (1) pre-spin-off economic ownership of and voting power as to the Company and (2) combined post-spin-off economic ownership of and voting power as to Verici Dx and the Company, such that it would constitute consideration or “value” within the meaning of Section 2(a)(3) of the Securities Act.

Spin-off is pro-rata to shareholders of the Company

The distribution of the ordinary shares of Verici Dx will be effected on a pro-rata basis, in proportion to each shareholder’s ownership interest in the Company as at the record date for the Distribution in Specie. The Company may obtain a minority position in Verici Dx through the conversion of $2 million of convertible notes after the spin-off occurs and upon the completion of the Fundraising. Alternatively, the Company may choose to require cash repayment of such convertible notes, in which case, no shares of Verici Dx would be issued to the Company in respect of the convertible notes.

Adequate information is provided to the Company’s shareholders

Each of the Company and Verici Dx will be a foreign private issuer and a non-reporting entity for purposes of U.S. securities laws at the time of completion of the spin-off transaction. We note that in this instance, under the Staff Bulletin, whether adequate information is provided requires an analysis of all facts and circumstances. In accordance with law of England and Wales and AIM requirements, the Company has prepared and distributed a shareholder circular describing the spin-off transaction and certain capitalization changes required to effect the spin-off transaction to its shareholders. The Company further advises the Staff that the shares of Verici Dx to be distributed to the Company’s shareholders will be held in trust for the benefit of the shareholders and restricted from any sale or transfer in all jurisdictions until 365 days after the completion of the Fundraising. In connection with the admission of Verici Dx’s shares to trading on AIM (or another recognized stock exchange), the Company anticipates that all shareholders (including U.S. shareholders) will be provided with additional information contained in the relevant admission or listing document, describing in further detail Verici Dx’s technology, assets and business, as well as the spin-off transaction itself, which information will substantially comply with the information requirements of Section 14 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). At such time, and upon compliance with the ongoing reporting obligations applicable to exchange-listed companies, the Company anticipates that Verici Dx will be exempt from the registration requirements of Section 12(g) of the Exchange Act under Rule 12g3-2(b). As previously noted, only after the expiration of the 365-day period following the completion of the foregoing, will the Company’s shareholders actually receive shares of Verici Dx distributed pursuant to the Distribution in Specie.

June 24, 2020

The Company has a valid business purpose for the spin-off

As described above, the Company’s board of directors has determined that the spin-off transaction has the potential to provide significant strategic benefits, including the opportunity to secure separate financial and management resources for the FractalDx technology and assets, with the goal of enabling investors and management to focus on the distinct businesses thereby potentially accelerating the development of such products and the achievement of commercial milestones. Further, the Company believes that separating the assets and businesses would allow shareholders to benefit from both the value of transplant products in the transplant market and the value of KidneyIntelX in the CKD market.

Holding period for restricted securities

The Staff Bulletin stated that the holding period for restricted securities would not apply where the parent formed the subsidiary being spun off. Since the Company formed Verici Dx and believes the other conditions provided in the Staff Bulletin have been satisfied, the Company respectfully submits that this final condition has been satisfied.

Our articles of association to be in effect upon completion of the global offering will provide that the U.S. federal district courts, page 74

6. We note that your proposed forum selection provision in your articles of association identifies the federal courts of the United States as the exclusive forum for the resolution of any claim arising under the Securities Act of 1933. Please disclose that there is uncertainty as to whether a court would enforce such provision. In that regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. We note that you describe the effect of the federal forum selection provision from the company’s perspective. Please revise your disclosure to also describe the effect of the amendment on shareholders. For example, the effects may include, but are not limited to, these provisions can discourage claims or limit investors’ ability to bring a claim in a judicial forum that they find favorable.

In response to the Staff’s Comment, the Company has revised the disclosure on pages 74 and 75 of the Registration Statement.

Industry and Market Data, page 78

7. Please revise to clarify whether you commissioned any of the third-party data that you cite in the prospectus. To the extent that you commissioned any such data, also provide the consent of the third-party in accordance with Rule 436.

In response to the Staff’s comment, the Company has revised the disclosure on page 79 of the Registration Statement to indicate that the study conducted by Boston Healthcare Associates (“BHA”) and discussed in the Registration Statement was commissioned by the Company.

The Company respectfully advises the Staff that it does not believe BHA is an “expert” within the meaning of Rule 436 of the Securities Act, and accordingly, the Company does not believe a consent is required to be filed as an exhibit to the Registration Statement. Rule 436 of the Securities Act requires that a consent be filed if any portion of a report or opinion of an “expert” is quoted or summarized as such in a registration statement. Section 7 of the Securities Act provides that an expert is “any accountant, engineer, or appraiser, or any person whose profession gives authority to a statement made by him.” The Company respectfully advises the Staff that BHA is a strategy consulting firm and the study described in the Registration

June 24, 2020

Statement was co-authored with members of the Company’s management and advisory team. The Company respectfully submits that such data does not reflect the opinion or judgment of an “expert,” and that BHA is not among the enumerated professions under Section 7 of the Securities Act, nor is BHA within a “profession [that] gives authority to a statement made by [such providers].” Accordingly, the Company believes that BHA should not be considered an “expert” within the meaning of U.S. federal securities laws.

In addition, the Company notes that the consent requirements of Rule 436 of the Securities Act are generally directed at circumstances in which an issuer has engaged a third-party expert or counsel to prepare a valuation, opinion or other report specifically for use in connection with or incorporated into a registration statement. In this instance, the study was not prepared specifically in connection with or for the purpose of inclusion in the Registration Statement or to otherwise satisfy any specific disclosure requirement.

The Company respectfully advises the Staff that the study was prepared together with members of the Company’s management team to assess the potential utility and economic impact of KidneyIntelX and support the Company’s broader partnership and commercialization strategy. The results of the study are available publicly and have been presented by the Company and BHA during a podium presentation at the National Kidney Foundation spring clinical meeting in March 2020. Further, in June 2020, the Company submitted this presentation for publication in a peer-reviewed journal.

As a result of the foregoing, the Company respectfully submits that a consent from BHA is not required to be filed as an exhibit to the Registration Statement.

Use of Proceeds, page 79

8. Please revise at paragraph three to indicate the amount estimated to be allocated for each use you identify. Please clarify whether the proceeds allocated for the “development of the KidneyIntelX platform” will be sufficient to obtain FDA clearance for the platform, or whether additional sources of funding will be necessary.

In response to the Staff’s Comment, the Company has revised the disclosure on pages 13, 17 and 80 of the Registration Statement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Our License Agreements, page 86

9. Please state the date of the last to expire licensed patents under your Mount Sinai agreement.

In response to the Staff’s Comment, the Company has revised the disclosure on pages 88 and 132 of the Registration Statement.

In-licensed intellectual property., page 137

10. With respect to those patents that have been issued, please indicate the type of patent protection in each instance, be it composition of matter, use, or process.

In response to the Staff’s Comment, the Company has revised the disclosure on page 141 of the Registration Statement.

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June 24, 2020

Please contact me at 212-479-6596 with any questions or further comments regarding the above responses to the Staff’s Comments.

Sincerely,

/s/ Alison A. Haggerty

Alison A. Haggerty

cc:	James McCullough, Renalytix AI plc
O. James Sterling, Renalytix AI plc
Marc Recht, Cooley LLP
Claire Keast-Butler, Cooley (UK) LLP
David Boles, Cooley (UK) LLP
Michael D. Maline, Goodwin Procter LLP
Thomas S. Levato, Goodwin Procter LLP
Andrew Harrow, Goodwin Procter (UK) LLP